Form 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Trilogy International Partners Inc. (formerly Alignvest Acquisition Corporation) (the “Company”)
Suite 400, 155 - 108 Avenue NE
Bellevue, Washington
98004

Item 2: Date of Material Change

September 22, 2017

Item 3: News Release

A news release announcing the material change was issued on September 22, 2017 for distribution through Globe Newswire and a copy was subsequently filed on SEDAR (www.sedar.com).

Item 4: Summary of Material Change

The Company announced that it has filed a preliminary prospectus supplement dated September 22, 2017 (the “Supplement”) to its short form base shelf prospectus dated August 2, 2017, in connection with a secondary offering (the “Offering”) of its common shares (the “Offered Shares”) by certain selling shareholders (the “Selling Shareholders”), including those who have elected to redeem their class C units (“Class C Units”) of Trilogy International Partners LLC (“TIP LLC”). The Supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada except Quebec. The Supplement has also been filed with the U.S. Securities and Exchange Commission (“SEC”) as part of a registration statement on Form F-10 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

Item 5.1: Full Description of Material Change

The Company announced that it has filed the Supplement to its short form base shelf prospectus dated August 2, 2017, in connection with the Offering of the Offered Shares by the Selling Shareholders, including those who have elected to redeem their Class C Units of TIP LLC. The Supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada except Quebec. The Supplement has also been filed with the SEC as part of a registration statement on Form F-10 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Offering will be conducted through a syndicate of underwriters led by Scotia Capital Inc. and TD Securities Inc. The Company will not receive any of the proceeds of the sale of the Offered Shares by the Selling Shareholders.

The Offering will be priced in the context of the market with the final terms of the Offering to be determined at the time of pricing. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. Closing of the Offering will be subject to customary closing conditions, including listing of the common shares on the TSX.

The Company has received redemption notices from holders, representing an aggregate of 7,115,790 Class C Units redeemable for an equal number of Offered Shares, who have expressed an interest in selling their shares under the Offering. Certain holders of TIP Inc. common shares comprised of former minority shareholders of the New Zealand subsidiary of TIP LLC, Two Degrees Mobile Limited, have also expressed an interest in selling certain of their TIP Inc. common shares under the Offering. Based on the current indications of interest, the Offering is expected to be in the range of 8,000,000 Offered Shares.

Bradley Horwitz, a director of the Company, has expressed an interest in purchasing Offered Shares under the Offering. Other directors and insiders of the Company may purchase Offered Shares in the Offering as well.

It is expected that, in addition to the Supplement, the Company will, promptly following closing of the Offered Shares, also file a prospectus supplement in Canada and the United States for the purpose of satisfying resale registration rights in respect of the common shares of TIP Inc. issued or issuable upon redemption of those Class C Units for which the holders thereof have elected to not include in the Offering.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

No information has been omitted.

Item 8: Executive Officer

For further information, please contact Scott Morris, Senior Vice-President, General Counsel and Corporate Secretary of the Company, by telephone at (425) 458-5900.

Item 9: Date of Report

September 22, 2017